Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	2,500,000	$3.57	$8,925,000	$827.350

(1)	Represents 2,500,000 shares of Common Stock to be issued pursuant to the iSun, Inc. 2020 Equity Incentive Plan (the “2020 Equity Incentive Plan”) adopted by the Board of Directors (the “Board”) of iSun, Inc. (the “Company”)

(2)	Estimated in accordance with Rule 457(c) solely for purposes of calculating the registration fee. The maximum price per Security and the maximum aggregate offering price are based on the average of the $3.99 (high) and $3.15 (low) sale price of the Registrant’s Common as reported on the NASDAQ on 06/10/2022, which date is within five business days prior to filing this Registration Statement